TableOne Financials
Historical P&L and Burn

On August 16th, 2024 we launched our monthly and annual passes. This was a non-recurring model.

	Aug 16 - 31	Sep 1 - 25	Summary	
Customers				
Total Net New Customers	**417**	**349**	**766**	Total
Customer Acquisiton Costs				
Marketing Spend	$0.00	$0.00	**$0.00**	Average
Marketing Spend per Customer	$0.00	$0.00	**$0.00**	Average
Static Operational Costs				
Tech Spend	-$450.00	-$374.85	-$824.85	Total
Operational Services	-$93.00	-$77.47	-$170.47	Total
Salaries	$0.00	$0.00	**$0.00**	Total
Cash				
Cash Beginning of Period	$0.00	$10,163.25		
Cash Coming In	$11,194.00	$8,087.00	**$19,281.00**	Total
Payment Fees	-$487.75	$0.00	-$487.75	Total
Net Revenue	$10,706.25	$8,087.00	**$18,793.25**	Total
Net Cash Burn	-$543.00	-$452.32	-$995.32	Total
Cash End of Period	$10,163.25	$17,797.93		
Net Profit	$10,163.25	$7,634.68	**$17,797.93**	Total
profit margin	90.79%	94.41%	**92.60%**	Average

On September 25th, 2024 we shifted to a recurring subscription model. The 280 who bought the annual pass between Aug 16 - Sep 25 were recognized from a reporting standpoint as Annual Subscribers.

	Sep 25 - 30	Oct 1 - 31	Nov 1 - 30	Dec 1 - 31	Jan 1 - 31	Feb 1 - 28	March 1 - 14	Summary	
Subscribers									
Subscribers Beginning of Period	280	375	745	1,072	1,275	1,486	1,677		
Total New Subscribers	**104**	**413**	**453**	**354**	**369**	**363**	**211**	**331**	Average
Lost Subscribers	9	43	126	151	158	172	71	**82**	Average
MoM churn rate	n/a	11.47%	16.91%	14.09%	12.39%	11.57%	*month ongoing*	**14.16%**	Average
Subscribers End of Period	**375**	**745**	**1,072**	**1,275**	**1,486**	**1,677**	**1,817**		
MoM growth rate	n/a	98.67%	43.89%	18.94%	16.55%	12.85%	*month ongoing*	**53.83%**	Average
MRR									
MRR Beginning of Period	$1,142.40	$2,152.50	$4,984.74	$7,421.32	$8,706.74	$10,089.14	$11,540.74		
New MRR - New Subscribers	$934.04	$3,219.24	$3,570.58	$2,644.42	$2,804.40	$2,758.80	$1,603.60	**$13,172.68**	Total
Lost MRR - Churned Subcribers	$76.06	-$387.00	-$1,134.00	-$1,359.00	-$1,422.00	-$1,307.20	-$539.60	-$4,225.94	Total
Net MRR End of Period	$2,152.50	$4,984.74	$7,421.32	$8,706.74	$10,089.14	$11,540.74	$12,604.74	**$12,604.74**	Current MRR
MoM MRR growth rate	n/a	131.58%	48.88%	17.32%	15.88%	14.39%	*month ongoing*	**53.41%**	Average
Customer Acquisiton Costs									
Marketing Spend	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	**$0.00**	Average
Marketing Spend per Subcriber	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	**$0.00**	Average
Static Operational Costs									
Tech Spend	-$75.15	-$450.00	-$450.00	-$450.00	-$450.00	-$450.00	-$225.00	-$1,875.15	Total
Services	-$15.53	-$64.00	-$64.00	-$64.00	-$64.00	-$64.00	-$32.00	-$271.53	Total
Cash									
Cash Beginning of Period	$17,797.93	$19,859.75	$26,988.33	$36,579.95	$46,906.32	$58,472.55	$70,787.83		
Cash Coming In	$2,152.50	$8,019.50	$10,604.00	$11,375.00	$12,676.00	$13,462.00	$7,016.00	**$44,827.00**	
Payment Fees	$0.00	-$376.92	-$498.39	-$534.63	-$595.77	-$632.71	-$329.75	-$2,005.70	Total
									Total
Net Revenue	$2,152.50	$7,642.58	$10,105.61	$10,840.38	$12,080.23	$12,829.29	$6,686.25	**$42,821.30**	
Net Cash Burn	-$90.68	-$514.00	-$514.00	-$514.00	-$514.00	-$514.00	-$257.00	-$2,146.68	Total
									Total
Cash End of Period	$19,859.75	$26,988.33	$36,579.95	$46,906.32	$58,472.55	$70,787.83	$77,217.08		
Net Profit	$2,061.82	$7,128.58	$9,591.61	$10,326.38	$11,566.23	$12,315.29	$6,429.25	**$40,674.62**	
profit margin	95.79%	88.89%	90.45%	90.78%	91.25%	91.48%	91.64%	**91.43%**	Total
									Average